

December 8, 2022

Joshua Goldstein
General Counsel and Secretary
Masterworks 201, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

  Re: Masterworks 201, LLC
    Offering Statement on Form 1-A
    Filed December 5, 2022
    File No. 024-12091

Dear Joshua Goldstein:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

  Please contact Taylor Beech at 202-551-4515 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services